Contact

anton@choicecapitalmgmt.com

www.linkedin.com/in/antonsteenman (LinkedIn)
www.elitepacific.com (Company)

Top Skills

International Business Management
Strategic Business Initiatives
Organizational Development

Languages

German (Limited Working)
English (Native or Bilingual)
Dutch (Native or Bilingual)

Certifications

Private Pilot
Investment Banking Registered Representative (S79)
Real Estate Agent, Hawaii
Rescue Diver
Uniform Securities Agent State Law (S63)

Anton Steenman

CEO at The Elite Companies & Corcoran Pacific Properties.
Honolulu, Hawaii, United States

Summary

The Elite Companies LLC is an award-winning, market-leading real estate services firm operating under the Corcoran Pacific Properties brand ($1.8 billion in sales & 200 agents) for residential markets and Hawaii Commercial Real Estate for commercial markets. The Elite Companies is a major shareholder of Gather Vacations, Inc. a Property Management firm that manages over 800 luxury vacation rental and long-term rental properties in the US.

Experience

GatherVacations
Non Executive Director
October 2021 - Present (1 year 2 months)
Scottsdale, Arizona, United States

Gather Vacations is an innovative and ambitious team that is rethinking the vacation rental experience. The company offers the best of both worlds: a local-centric approach to home care and guest experiences, with the power, technology, and resources of a national brand. Professional property managers are the heart and soul of Gather Vacations, and the connection to the local community.

The Elite Companies, LLC dba Corcoran Pacific Properties
President & CEO
November 2018 - Present (4 years 1 month)
Hawaiian Islands

As President & CEO of The Elite Companies, LLC I'm responsible for overseeing day-to-day operations across all lines of business (Corcoran Pacific Properties, Hawaii Commercial Real Estate), and drive the overall success, investment priorities, revenue growth, profitability, strategy, and value-creation of the company.

MCINTYRE CAPITAL PARTNERS, LLC
Managing Director
September 2020 - Present (2 years 3 months)

New York, United States

As MD I provided capital formation, buy-side, and sell-side mergers & acquisitions advisory. McIntyre Capital Partners is a firm specializing in real estate and media private equity transactions. With decades of capital raise experience, the firm has a diverse and established network of capital sources looking for strong, unique deals that the firm's network has come to expect. As businesses grow and reach various inflection points, having an experienced advisor guide them on the path ahead is critical. The goal is to always align the McIntyre's interests with that of its client creating a lasting partnership with common goals.

CIRQ+

Non Executive Director
June 2017 - Present (5 years 6 months)
Scottsdale, Arizona

Board member and strategic adviser. CIRQ+ transforms any hotel room into a SMART ROOM for SMART GUESTS. A cloud-based technology system combined with a modular and future-ready platform that bridges the gap between guest comfort and engagement while delivering state-of-the-art energy controls to reduce property operating costs.

Kitu Systems, Inc.

Non Executive Director
March 2015 - Present (7 years 9 months)
Greater San Diego Area

The grid will unlock its full potential, value, and services that have not yet been imagined only when it can seamlessly connect and orchestrate massively distributed resources, with centralized intelligence to plan and adjust operations for maximum safety and efficiency, and local intelligence that adapts to grid conditions and optimizes services for end-users. A robust, reliable, ultra-secure and rapidly scalable communication infrastructure is the cornerstone of this vision, and what Kitu Systems is all about.

Boundless Hawaii, LLC

Partner, Corp Dev & Strategy
August 2012 - November 2018 (6 years 4 months)
Kailua Kona, Hawaii

Boundless Hawaii was a leading property management and vacation rental company on the Big Island of Hawaii. Boundless Hawaii property management services included a broad range of capabilities, from simply looking after your

second home to full service vacation rental management. I was mostly focused on corporate development and strategic growth initiatives. In January 2019 we sold the company to Elite Pacific Properties (www.elitepacific.com)

Fidenti Global Partners
Managing Partner
February 2016 - August 2018 (2 years 7 months)
San Francisco, CA

Provided capital formation and sell side mergers & acquisitions services for a wide variety of tech companies. I was affiliated with BA Securities as a licensed investment banker. Managed transactions such as the sale of NameSilo to Brisio Innovations.

B. Riley & Co.
Managing Director
May 2015 - February 2016 (10 months)

Provided strategic buy and sell side M&A advisory at B Riley & Co, a leading full-service investment bank which provides a full array of corporate finance, research, and sales & trading services.

Crown Parker Advisory Group
Executive Director
July 2014 - June 2015 (1 year)
Phoenix, Arizona Area

Asia has always been close to my heart and I sincerely enjoyed the time I lived there. I love the culture and the people, and I've been fortunate to have had the opportunity to work with a team of smart business folks on trans-Pacific relationships and business opportunities. At Crown Parker they really understood that the right relationships -- and the insights they deliver -- are crucial to any long term success in Asia.

J. Moore Partners LLC
Managing Director
October 2014 - April 2015 (7 months)
San Francisco Bay Area

Jim Moore, the founding partner of J Moore Partners, a technology focused boutique M&A firm, introduced me to the world of sell side investment banking. His brilliance, wall street experience, guidance, and insights brought me up the curve quickly. This was extremely useful given that my prior experience was all in strategic buy side deals and investments. In April 2015 J Moore Partners

was acquired by B Riley & Co. During my time at J Moore Partners I provided sell side advisory services for a number of mid market clients.

Industrial Internet Consortium
Member Board of Directors
January 2014 - October 2014 (10 months)

I have always been a big believer in pulling key industry partners together and provide leadership to accelerate adoption and grow markets faster. Hence, I was quite excited when GE contacted me with an idea to make the industrial internet real, at scale. The Industrial Internet Consortium was founded to bring together the organizations and technologies necessary to accelerate growth of the Industrial Internet by identifying, assembling and promoting best practices. I was deeply involved in the formation of the consortium from the very early days. Through a collaborative dialogue between GE, Cisco, Intel, IBM, and AT&T the consortium was established and announced in March 2014.

TIA Telecom - Telecommunication Industry Associates
Executive Board Member
October 2010 - October 2014 (4 years 1 month)
Washington D.C. Metro Area

I spent almost four years on the board, and a year on the executive committee, of the Telecommunications Industry Association (TIA). The TIA is the leading trade association representing the global information and communications technology (ICT) industry through standards development, policy initiatives, business opportunities, market intelligence and networking events. I had the opportunity to help the association with emerging trends in connected vehicles and the Internet of Things, and how those trends are impacting global communications networks and technology opportunities.

Intel Corporation
31 years 9 months

Vice President and General Manager
November 2010 - June 2014 (3 years 8 months)
Phoenix, Arizona Area

Implemented Intel's Internet of Things (IoT) vision, strategy, and cross company platform implementation as part of leading a strong team of over 1500 people focused on embedded markets, M2M and IoT transformation. After I took over the multi billion dollar product group P&L late 2010 we embarked on a journey to restructured the business while we continued to grow it by over 20% per year. I streamlined the organization for improved

accountability and decision velocity. This was one of the hardest, most complex, and most satisfying leadership roles I've ever been privileged to hold.

Vice President and General Manager

April 2008 - October 2010 (2 years 7 months)

VP/GM based out of Penang, Malaysia (2008/2009) and Hong Kong (2009/2010), China. Developed first generation fully integrated Atom SoC with a focus on industrial control and automotive. Managed P&L of SoC division and built SoC design team in Malaysia. Established embedded focused business development team in Shanghai to accelerate growth in China. Incubated Intel's Automotive infotainment business as part of the divisional P&L structure.

Vice President and General Manager

June 2003 - March 2008 (4 years 10 months)

Phoenix, Arizona Area

Led embedded processor and systems divisions with full P&L responsibility. Brought several chipsets to market in support of communications and storage markets. Consolidated several systems and board product lines, and rationalized the aTCA and cPCI product lines. Re-organized and consolidated a dispersed organization by closing 50% of the sites to improve operational efficiency and effectiveness. Build out aTCA product portfolio with new generations of chassis management and CPU boards to address the needs of the telecommunications market.

Director of Marketing

October 1982 - June 2003 (20 years 9 months)

Netherlands, Germany, USA

Variety of marketing, sales, and business development roles.

Rapid Bridge

Non Executive Director

January 2010 - June 2011 (1 year 6 months)

Rapid Bridge has disruptive and game changing technologies and solutions to address the needs of the advanced semiconductor industry. The focus is the application of technology and services to solve the industry's dilemmas of cost, performance and time to market. Rapid Bridge Design Services Division is a global leader in cutting edge integrated circuit design technology with extensive experience and proven expertise in delivering complex multi-million gate chip designs targeted to multiple deep sub-micron technologies. Rapid Bridge was acquired by Qualcomm in June of 2011.

GoAhead Software

Board Observer

January 2000 - January 2003 (3 years 1 month)

Bellevue, WA

GoAhead develops integrated middleware solutions for telecom, military, and aerospace equipment manufacturers. The company offers SelfReliant, a high availability and systems management solution; and Application Ready Platform in the areas of resource discovery and system model instantiation, shelf manager integration, alarm management, hot swap management, and integration with vendor-specific systems management. The company was acquired by Oracle in September 2011.

Education

Leidse Onderwijs Instituut

MS, International Macro-Economics · (1984 - 1988)

Harvard & Stanford Business School

Coursework, Strategic negotiations, Innovators Dilemma, Strategy is Destiny, Strategic Differentiation · (2000 - 2013)

MTS Leyweg

BSEE, Computer Design · (1976 - 1980)